UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                DAIG CORPORATION
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)


                                   233902-10-5
                                 (CUSIP Number)

                                Kevin T. O'Malley
                       Vice President and General Counsel
                             St. Jude Medical, Inc.
                               One Lillehei Plaza
                               St. Paul, MN 55117
                            Telephone: (612) 483-2000

                     (Name, Address and Telephone Number of
                    Persons Authorized to Receive Notices and
                                 Communications)


                                January 29, 1996
             (Date of Event which Requires Filing of this Statement)

          ------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box | |.

Check the following box if a fee is being paid with this statement |X|.



                           EXHIBIT INDEX IS ON PAGE 10



(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

              ST. JUDE MEDICAL, INC.
              41-1276891


(2)      Check the Appropriate Box if a Member of Group (See
         Instructions)

         | |      (a)

         |X|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)      WC


(5)      Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e).  | |

(6)      Citizenship or Place of Organization    MINNESOTA


 Number of                          (7)     Sole Voting Power              0
  Shares
Beneficially                        (8)     Shared Voting Power    3,047,228
 Owned by
   Each                             (9)     Sole Dispositive Power         0
 Reporting
  Person                           (10)     Shared Dispositive Power       0
   With

(11)     Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                    3,047,228

(12)     Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)  | |

(13)     Percent of Class Represented by Amount in Row (11)         19.99999%


(14)     Type of Reporting Person (See Instructions)                     CO




Item 1.  Security and Issuer.

         This Schedule 13D (the "Schedule") under the Securities Exchange Act of 1934, as amended, relates to the acquisition of beneficial ownership of shares of the Common Stock, $0.01 par value per share, of Daig Corporation, a Minnesota corporation ("Daig" and "Daig Common Stock").

         The principal executive offices of Daig are located at 14901 DeVeau Place, Minnetonka, Minnesota 55345.


Item 2.  Identity and Background.

         This Schedule is being filed by St. Jude Medical, Inc., a Minnesota corporation ("SJM").

         SJM develops, manufactures and markets medical device products for cardiovascular applications. The Company's products are distributed worldwide through a combination of direct sales personnel and independent manufacturers' representatives. The mailing address for the principal executive offices is One Lillehei Plaza, St. Paul, Minnesota 55117.

         SJM has not, during the last five years, been the subject of any criminal proceeding.

         SJM has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The attached Schedule 1 provides certain information concerning each executive officer, director and controlling person of SJM.

         None of the persons named in the attached Schedule 1 has, during the last five years, been convicted in or been the subject of any criminal proceeding (excluding traffic violations or similar misdemeanors).

         None of the persons named in the attached Schedule 1 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

         No funds or other consideration were paid or given for the beneficial ownership which is the subject of this Schedule.

         On January 29, 1996, SJM and Daig executed an Agreement and Plan of Merger (the "Merger Agreement"). A copy of the Merger Agreement is attached to this Schedule as Exhibit 1 and incorporated by reference herein. Under the terms of the Merger Agreement, Daig would be merged with a wholly owned subsidiary of SJM and Daig would continue as the surviving corporation (the "Merger").

         In connection with the Merger Agreement, SJM and two stockholders of Daig executed a Shareholder Agreement pursuant to which such stockholders have agreed to vote 3,047,228 shares of Daig Common Stock held of record or beneficially by such stockholders (the "Shares") in favor of the Merger Agreement and the Merger at the special meeting of the stockholders of Daig to be held pursuant to the Merger Agreement (the "Daig Meeting"). In addition, such stockholders have granted to SJM irrevocable proxies to vote the Shares with respect to the Merger Agreement and the Merger. A copy of the form of Shareholder Agreement executed by the stockholders is attached to this Schedule as Exhibit 2. A copy of the irrevocable proxy executed by the stockholders is attached to the Shareholder Agreement. Pursuant to the Shareholder Agreement, the stockholders have also agreed not to sell, assign, otherwise transfer or encumber any of the Shares prior to the Daig Meeting or to execute any proxy with respect to any of such Shares or enter into any agreement or other arrangement relating to the voting of any of such Shares if such proxy, agreement or arrangement would be inconsistent with the proxy given to SJM. The stockholders of Daig which have executed the Shareholder Agreement and the number of shares of Daig Common Stock of each stockholder which are subject to the Shareholder Agreement and the related proxies is set forth below:

                                                           Shares
John J. Fleischhacker                                     2,010,600
Daniel J. Starks                                          1,036,628

         The Shareholder Agreement and the irrevocable proxies were entered into by stockholders of Daig to induce SJM to enter into the Merger Agreement. Pursuant to the Merger Agreement, SJM will issue .651733 of a share of its common Stock, $0.01 par value ("SJM Common Stock"), in exchange for each share of Daig Common Stock outstanding upon the effectiveness of the Merger. The shares of SJM Common Stock so issued will be newly issued shares. Daig is presently authorized to issue up to 40,000,000 shares of Daig Common Stock, of which 15,236,144 shares were outstanding on January 29, 1996. In addition, SJM will make cash payments in lieu of issuing fractional shares of SJM Common Stock. SJM presently intends to finance all such cash payments with internally generated corporate funds. SJM does not currently intend to purchase any shares of Daig Common Stock on the market or otherwise prior to the consummation of the Merger.


Item 4.  Purpose of Transaction.

         Officers of SJM and Daig signed the Agreement and Plan of Merger on January 29, 1996. The Merger Agreement provides that each issued and outstanding share of Daig Common Stock will be converted into, and exchanged for, .651733 of a share of SJM Common Stock, except that cash will be paid in lieu of issuing fractional shares. The transaction is intended to be tax free reorganization and to qualify for accounting purposes as a pooling-of-interests.

         The Merger Agreement, which has been approved by the boards of directors of both companies, is subject to the approval of the stockholders of Daig, regulatory approvals and various other closing conditions. It is anticipated that the Merger will be consummated during the second quarter of calendar 1996.

         In connection with and in contemplation of the consummation of the proposed merger, two stockholders of Daig executed a Shareholder Agreement and granted irrevocable proxies to SJM pursuant to which they have agreed to vote 3,047,228 shares of Daig Common Stock in favor of the Merger Agreement and the Merger, as described in Item 3. Because the transaction is to be treated for accounting purposes as a pooling-of-interests, SJM has entered into agreements with each of Daig's officers and directors restricting, for a limited period both prior to and following the Merger, the transfer of any shares of Daig Common Stock and SJM Common Stock received by such person pursuant to the Merger. Agreements of this nature have been executed by John J. Fleischhacker, Daniel J. Starks, John C. Heinmiller, Edward F. Fox, Dennis A. Stowers and Dale
L. Harris. A copy of the form of Agreement executed by the six stockholders (the "Affiliate Agreement") is included as Exhibit 3.

         Following the effective date of the Merger, John J. Fleischhacker will continue as the Chairman and Chief Executive Officer of Daig, and Daniel J. Starks will continue as the President and Chief Operating Officer of Daig.

         After consummation of the Merger, Daig Common Stock will cease to be designated for quotation on the Nasdaq National Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

         SJM does not have any present plans or proposals relating to or which would result in:

         (a) the sale or transfer of a material amount of assets of Daig or any of its subsidiaries;

         (b)      any material change in the business of Daig; or

         (c)      any action similar to those enumerated above.


Item 5.  Interest in Securities of the Issuer.

         Pursuant to the Shareholder Agreement and the related irrevocable proxies, SJM has the right to vote 3,047,228 shares of Daig Common Stock, or approximately 19.99% of the Daig Common Stock outstanding, in favor of the Merger Agreement and the Merger at the Daig Meeting. Notwithstanding anything to the contrary contained in this Schedule, the filing of this Schedule shall not be construed as an admission that SJM is the beneficial owner of such shares.

         Except as described in Item 4, SJM has not engaged in any transaction involving any securities issued by Daig within the sixty-day period immediately preceding the date of this Schedule.

         With the exception of the 3,047,228 shares of Daig Common Stock which are subject to the Shareholder Agreement and related proxies, neither SJM nor any of the other persons named in Item 2 beneficially owns any securities issued by Daig.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as described in Item 4, none of the persons named in Item 2 is a party to any contracts, arrangements, understanding or relationships (legal or otherwise) with respect to any securities of Daig.


Item 7.  Material to Be Filed as Exhibits.

         1. Information concerning each director, executive officer and controlling person of SJM.

         2. Agreement and Plan or Reorganization dated as of January 29, 1996; among SJM, Partner Acquisition Corp and Daig.

         3.       Form of Shareholder Agreement.

         4.       Form of Affiliate Agreement.



                                   Signatures

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 6, 1996


                                                     ST. JUDE MEDICAL, INC.



                                                     By /s/ Kevin T. O'Malley
                                                        Kevin T. O'Malley
                                                        Vice President and
                                                        General Counsel


                                   SCHEDULE I

           DIRECTORS AND EXECUTIVE OFFICERS OF ST. JUDE MEDICAL, INC.


         The name and position of each of the executive officers and members of the Board of Directors of St. Jude are set forth below. Except for John P. Berdusco, who is a citizen of Canada, William R. Miller, who is a citizen of the United Kingdom, and Patrick P. Fourteau, who is a citizen of France, each of these persons is a citizen of the United States.


                                           POSITION WITH
                                          ST. JUDE MEDICAL,
                                         INC. AND PRINCIPAL
NAME                                        OCCUPATION                       BUSINESS ADDRESS

EXECUTIVE OFFICERS:

Ronald A.                              Chairman of the                       One Lillehei Plaza
Matricaria                             Board, President,                     St. Paul, MN 55117
                                       CEO and Director

Patrick P. Fourteau                    President,                            Excelsiorlaan 79
                                       International                         1930B Zaventem
                                       Division                              Belgium

Terry L. Shepherd                      President, St. Jude                   One Lillehei Plaza
                                       Medical Division                      St. Paul, MN 55117

John P. Berdusco                       Vice President,                       One Lillehei Plaza
                                       Administration                        St. Paul, MN 55117

Kevin T. O'Malley                      Vice President and                    One Lillehei Plaza
                                       General Counsel                       St. Paul, MN 55117

Stephen L. Wilson                      Vice President,                       One Lillehei Plaza
                                       Finance and Chief                     St. Paul, MN 55117
                                       Financial Officer
Peter L. Gove                          Vice President                        One Lillehei Plaza
                                       Corporate Relations                   St. Paul, MN 55117


DIRECTORS:

Lawrence A.                            Director; Director                    134 Dellwood Avenue
Lehmkuhl                               of various                            Dellwood, MN 55110
                                       companies                             (Residence address)

Ronald A.                              Chairman of the                       One Lillehei Plaza
Matricaria                             Board, President,                     St. Paul, MN 55117
                                       CEO and Director

Gail R. Wilensky,                      Director; Senior                      7500 Old Georgetown Road
Ph.D.                                  Fellow Project Hope                   Suite 600
                                                                             Bethesda, MD 20814

Thomas H. Garrett,                     Director; Attorney,                   4200 IDS Center
III                                    Lindquist & Vennum                    Minneapolis, MN 55402
                                       P.L.L.P.

Kenneth G. Langone                     Director; Managing                    375 Park Avenue
                                       Director, Invemed                     Suite 2205
                                       Associates, Inc.                      New York, NY 10152

William R. Miller                      Director; Director                    150 East 52nd St.
                                       of various                            Floor 12
                                       companies                             New York, NY 10022

Charles V. Owens,                      Director; Chairman                    2625 Greenleaf Blvd.
Jr.                                    of the Board,                         Elkhart, IN 46514
                                       Genesis Labs, Inc.                    (Residence address)

Walter L.                              Director; Founder                     80 South 8th Street
Sembrowich, Ph.D.                      and Director of                       Suite 266
                                       various medical                       Minneapolis, MN 55402
                                       device companies

Roger G. Stoll,                        Director; CEO and                     110 Allen Road
Ph.D.                                  President, OHMEDA,                    P.O. Box 804
                                       Inc., wholly owned                    Liberty Corner, NJ
                                       subsidiary of BOC                     07938-0804
                                       Group



                                  EXHIBIT INDEX


Exhibit No.                Description                                          Page No.

    1                      Agreement and Plan of Merger                         Electronic transmission
                           dated January 29, 1996*

    2                      Shareholder Agreement dated                          Electronic transmission
                           January 29, 1996

    3                      Form of Affiliate Agreement                          Electronic transmission
                           dated January 29, 1996


---------------------------

* SJM has omitted the schedules and exhibits to the Agreement and Plan of Merger and agrees to furnish supplementally a copy of any such omitted schedule or exhibit to the Commission upon request.